UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                        NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K    [_] Form 20-F    [_] Form 20-F    [X] Form 10-Q
              [_] Form N-SAR   [_] Form N-CSR

       For Period Ended:   June 30, 2004

             [_] Transition Report on Form 10-K

             [_] Transition Report on Form 20-F

             [_] Transition Report on Form 11-K

             [_] Transition Report on Form 10-Q

             [_] Transition Report on Form N-SAR

             [_] Transition Report on Form CSR

       For the Transition Period Ended:______________________________________
--------------------------------------------------------------------------------
    Read instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

Renaissance Capital Growth & Income Fund III, Inc. (the "Registrant" or the "Fund")
--------------------------------------------------------------------------------
Full Name of Registrant

not applicable
--------------------------------------------------------------------------------
Former Name if Applicable

8080 N. Central Expressway, Suite 210, LB-59
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Dallas, TX  75026
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |  (a)   The reasons described in reasonable detail in Part III of this
       |        form could not be eliminated without unreasonable effort or
       |        expense;
       |
       |  (b)   The subject annual report, semi-annual report, transition report
       |        on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or
[X]    |        portion thereof, will be filed on or before the fifteenth
                calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day
                following the prescribed due date; and
       |
       |  (c)   The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

There have been issues raised by the staff of the Securities and Exchange Commission (the "SEC") with respect to the interpretation of the rules regarding the calculation of certain fees paid by the Registrant to RENN Capital Group, Inc., its investment adviser (the "Investment Adviser"). The Registrant and the Investment Adviser are working together with the SEC staff to resolve these issues. While we are awaiting final resolution of these issues in order to determine calculations that could impact the Registrant's financial statements, there has been a delay in the completion of the Registrant's annual audit, the Registrant's preparation of its Annual Report on Form 10-K, and subsequent Quarterly Reports on Form 10-Q as the Registrant's accounting firm, Ernst & Young LLP, states that it is unable to certify the Registrant's financial statements until the issues with the SEC have been resolved.
The Registrant has not been able to compile the requisite financial data and other narrative information necessary to complete the Registrant's Quarterly Report on Form 10-Q without unreasonable effort and expense.

While resolving the aforementioned issue, the Registrant has determined that it needs an additional period of time, not expected to exceed the fifth calendar day following the prescribed due date of August 15, 2004, to prepare and file its Form 10-Q.

-------------------------------------------------------------------------------
                                 SEC FILE NUMBER

                                    001-11701
-------------------------------------------------------------------------------
                                  CUSIP NUMBER

                                    75966V105
-------------------------------------------------------------------------------

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Barbara Butschek                                214-891-8200
     ---------------------------------------------------------------------------
             (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [_] Yes  [X] No

    The Annual Report on Form 10-K for the fiscal year ended December 31, 2004 has not been filed as of the date of this notification.

    The Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 has not been filed as of the date of this notification.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X*] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* As discussed above, there have been issues raised with respect to the interpretation of the rules regarding the calculation of certain fees paid by the Registrant to it Investment Adviser by the SEC. The Registrant and the Investment Adviser are currently working with the SEC staff to resolve these issues. There is a likelihood that there will be an increase to the net asset value of the fund in connection with the resolution of the issues. The extent of any change is currently unknown.

                  Renaissance Growth & Income Fund III, Inc.

--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                     Renaissance Capital Growth &
                                     Income Fund III, Inc.

Date: August 16, 2004            By:    /s/ Russell Cleveland
                                     -------------------------------------------
                                      Russell Cleveland, President